7 October 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Sungame Corporation
                File № 333-158946

Gentlepersons:

In response to the oral comments to the Company received from the staff on 30 September 2013, the Company makes the following representations:

●    Neil Chandran currently serves in the role of the Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer;

●    The Company is responsible for the adequacy and accuracy of its disclosures in its respective periodic filings;

●    The Company acknowledges Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: 7 October 2013

By:/s/  Neil Chandran
          Neil Chandran, CEO